UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ReneSola Ltd
(Exact name of registrant as specified in its charter)

British Virgin Islands	001-33911	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

7/F, Block B, Future Land Holdings Tower No. 5, Lane 388, Zhongjiang Road Putuo District, Shanghai 200062 People’s Republic of China
(Address of principal executive offices)	(Zip Code)

Weiguo Zhou, Interim Chief Financial Officer
Johnny Pan, Investor Relations
Tel: (+86) 21 6280 9180

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1.	Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Prior to September 2017, ReneSola Ltd (“ReneSola” or “we”) is a leading fully-integrated solar project developer and provider of energy-efficient products based in China. We provided high quality, cost competitive solar power products, including solar wafers, solar cells, solar modules and solar power projects, to a global network of suppliers and customers, which included leading global manufacturers of solar wafers, cells and modules and distributors, installers and end users of solar modules. We offered monocrystalline and multicrystalline wafers of various sizes and thicknesses, and in wafer manufacturing, we were capable of slicing wafers with a thickness less than 180 microns on a large scale. We also offered wafer processing services to certain customers. In addition, we offered monocrystalline and multicrystalline solar modules and we produced standard solar monocrystalline modules ranging from 270 W to 350 W and multicrystalline modules ranging from 260 W to 340 W in power output, built to general specifications for use in a wide range of residential, commercial, industrial and other solar power generation systems. We were also a manufacturer of polysilicon. In September 2017, we exited the manufacturing businesses through a non-cash restructuring. We have transformed into a solar project developer and operator, a pure downstream player with robust pipeline projects around the world. We develop and sell solar power projects or sell project SPVs, and own and operate solar power projects and sell the electricity generated by our operated solar power plants.

The disclosures herein for the reporting period from January 1, 2017 to December 31, 2017 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934. According to section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the definition in the Form SD and for the purposes of this assessment, conflict minerals are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to tantalum, tin and tungsten.

Description of Reasonable Country of Origin Inquiry

ReneSola has taken the following steps as part of its reasonable country of origin inquiry to determine whether the conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country:

- compiled a list of materials and equipment used during the production of its products;

- determined which conflict minerals were necessary to the functionality or production of products manufactured or contracted to be manufactured by ReneSola (“necessary conflict minerals”);

- identified the suppliers whose products contained necessary conflict minerals (“Suppliers in Concern”);

- requested that the Suppliers in Concern provide confirmation detailing where they obtained their products and materials that contained conflict minerals and requested that they provide certificates or confirmation of origin for these products and materials; and

- analyzed whether the necessary conflict minerals used by ReneSola during the reporting period may have originated in the Democratic Republic of the Congo or an adjoining country or whether they were from scrap or recycled sources.

ReneSola determined that during the reporting period, the only conflict mineral necessary to the functionality or production of products that it manufactures or contracts to be manufactured weretin and tungsten Solder strip used in the production of modules use tin as one of the raw materials. Tungsten-steel die and blank die used in production of steel rods to slice wafer use tungsten as one of the raw materials. ReneSola has made inquiries with all its suppliers of solder strip, tungsten-steel die and blank die about the source of thetin and tungsten used in their products and have obtained confirmation as to the origin for the tin and tungsten contained in their products. ReneSola does notmake purchases of raw ore or unrefined conflict minerals and makes no purchases in the Democratic Republic of the Congo or adjoining countries.

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Determination

Based on ReneSola’s reasonable country of origin inquiry, ReneSola has no reason to believe that its necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country.

Link to ReneSola’s Investor Relations Website

This specialized disclosure report on Form SD can be accessed on ReneSola’s investor relations website at http://ir.renesola.com/phoenix.zhtml?c=210622&p=irol-irhome.

Item 1.02.	Exhibit

Not applicable.

Section 2.	Exhibits

Item 2.01.	Exhibits

Not applicable.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: May 30, 2018

[Signature Page to Form SD]